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SEC Mail Processing Section
MAR 01 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Financial Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 17th Street Suite 950
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Van Sant — 303-292-1121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA, P.C. / Davies Accounting Services, Inc.
(Name – *if individual, state last, first, middle name*)

3605 Sandy Plains Rd. Suite 240-480	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Van Sant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Financial Management Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

BROOKE A WALTER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20124027939
MY COMMISSION EXPIRES 04-27-2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Cascade Financial Management, Inc.
and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jerome Davies, CPA, P.C.

Jerome Davies, CPA, P.C.
Marietta, Georgia
February 26, 2018

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

Table of Contents

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors
Cascade Financial Management, Inc. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC
Denver, CO

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS		
Cash	$	523,227
Cash deposits with clearing organizations		75,006
Commissions receivable		8,964
Employee advances		78,019
Prepaid expenses		28,230
Furniture and equipment		15,989
Less: Accumulated at cost less depreciation of $92,173		
Cash surrender value of life insurance policy		89,748
Security deposits		29,856
Other assets		8,739
TOTAL ASSETS	$	857,778

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued	$	94,248
Commissions payable		146,135
Profit Sharing payable		38,968
Deferred rent payable		19,771
Deferred Revenue		279,000
Total liabilities		578,122
STOCKHOLDERS' EQUITY		
Common stock, no par value; 50,000 shares authorized, 275 shares issued and outstanding		0
Additional paid-in capital		292,349
Retained earnings		(12,693)
Total stockholders' equity		279,656
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	857,778

The accompanying notes are an intergral part of these financial statements

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE	
Investment advisory fees	$ 2,530,603
Commissions	270,493
Mutual Fund Trails	178,001
Insurance fees	88,009
Overrides and rebates	65,308
Alternative investment fees	16,387
Total revenue	3,148,801
OPERATING EXPENSES	
Commissions	1,781,933
Employee compensation and benefits	772,945
Rent	234,218
Legal and professional fees	96,207
Technology	97,560
Other operating expenses	221,868
Total expenses	3,204,731
NET OPERATING LOSS	$ (55,930)
OTHER INCOME (EXPENSE)	
Other income	610
Interest income	1,741
Interest expense	(903)
Total other income, net	1,448
NET LOSS	$ (54,482)

The accompanying notes are an intergral part of these financial statements

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock				
	No. Shares	Amount	Additional paid-in capital	Retained earnings	Total
Balance, **DECEMBER 31, 2016**	340	$ -	$ 354,853	$ 41,789	$ 396,642
Correction to Prior Period Shares Outstanding	(5)				
Repurchase of Common Stock	(60)		(62,504)	-	(62,504)
Net Loss				(54,482)	(54,482)
Balance, **DECEMBER 31, 2017**	275	-	292,349	(12,693)	279,656

The accompanying notes are an intergral part of these financial statements

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

OPERATING ACTIVITIES		
Net loss	$	(54,482)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation		9,969
Increase in cash deposits with clearing organization		(21,298)
Decrease in commissions receivable		7,403
Increase in other assets		(6,605)
Decrease in employee advances		1,898
Decrease in prepaid expenses		13,646
Increase in cash surrender value of life insurance policy		(8,485)
Increase in accounts payable and accrued		46,384
Increase in commissions payable		21,859
Decrease in profit sharing payable		(5,451)
Increase in deferred revenue		279,000
Decrease in deferred rent payable		(13,890)
Net cash provided by operating activities		269,948
INVESTING ACTIVITIES		
Purchases of furniture and equipment		(207)
Net cash used in investing activities		(207)
FINANCING ACTIVITIES		
Repurchase of common shares		(62,504)
Net cash used in financing activities		(62,504)
NET INCREASE IN CASH		207,237
CASH AT BEGINNING OF YEAR		315,990
CASH AT END OF YEAR	$	523,227
SUPPLEMENTAL DISCLOSURE		
Interest paid		904

The accompanying notes are an intergral part of these financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Cascade Financial Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on April 19, 2002. The Company has offices in Colorado, Florida, Missouri, Montana, and Texas and was incorporated as a Colorado corporation in 2002.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment advisory and financial and insurance planning.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned, single member limited liability company ("LLC") subsidiary, CFMI Insurance Agency, LLC. All material intercompany balances and transactions are eliminated in consolidation.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the terms of the agreements.

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur. That is not materially different from the trade-date basis.

Alternative investment fees is brokerage revenue derived from private placement commissions, primarily from non-publicly traded real estate investment trusts, business development corporations, limited partnerships and managed futures funds. These fees are earned as the placement is made and are recognized at the time of placement.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years). The Company follows the policy of capitalizing all major additions, renewals and betterments. Upon sale or retirement of property or equipment, the related cost and accumulated depreciation for such items are removed for balance sheet and any gain or loss is included in the results of operations. Depreciation expense for 2017 was $9,969.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Income Taxes

The Company elected and was granted S Corporation status effective January 1, 2014 and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as it is the responsibility of the Company's stockholders.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has not uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company's stockholders file income tax returns in the U.S. in both federal and state jurisdictions.

New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

In February 2016 the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

3. COMMISSIONS RECEIVABLE AND PAYABLE

Commission revenue is derived when the Company, acting as an agent, buys and sells securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers; for securities sold, it is recorded as a reduction in the payable to customers.

4. CASH DEPOSITS WITH CLEARING ORGANIZATION

The Company clears its customer transactions through a broker-dealer that is independent of the Company. The Company is contractually obligated to maintain deposits with the clearing organization. As of December 31, 2017, the Company had cash deposits of $75,006 with the clearing organization.

5. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) pension plan for all eligible employees. Employees are eligible to participate in the plan if they meet certain age limits, annual hours worked and length of employment requirements.

The Company also has a profit sharing plan for employees meeting certain service and age requirements. The Company's accrual as of December 31, 2017 was $38,968. The liability is reflected in profit sharing payable on the Consolidated Statement of Financial Condition. The expense is reflected in employee compensation and benefits on the Consolidated Statement of Operations.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $118,823 which was $80,282 in excess of its required net capital of $38,541. The Company's ratio of aggregate indebtedness to net capital was 4.9 to 1 at December 31, 2017.

7. COMMITMENTS

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Future aggregate annual rentals for office space and equipment at December 31, 2017 are listed below:

Year ending December 31:	Amount
2018	119,615
2019	15,888
2020 and thereafter	0
Total	$135,503

The Company leases premises pursuant to leases that contain periods of free rent. As of December 31, 2017, deferred rent payable of $19,771 arising from these leases is recorded in the statement of financial condition. Rent expense for the year ended December 31, 2017 was $234,218.

8. CONSOLIDATED SUBSIDIARY

CFMI Insurance Agency, LLC (the "Subsidiary") is a wholly-owned subsidiary of the Company. The Subsidiary was formed on May 10, 2002 in order to sell insurance policies.

The Subsidiary did not earn any revenue or incur any expenses during the year ended December 31, 2017. In addition, the subsidiary did not have any assets or liabilities as of December 31, 2017.

The Subsidiary is not a broker-dealer, thus, the Company is exempt from Appendix C of SEC Rule 15c3-1. There is no flow-through opinion of counsel included in this report. The Company does not guarantee, endorse nor assume direct or indirect obligations or liabilities of the Subsidiary. At December 31, 2017, the Subsidiary did not have any direct or indirect obligations or liabilities

9. RELATED PARTY TRANSACTIONS

The Company has an investment consulting relationship with Holmes and Turner Financial Services ("HTFS"), a company that is owned in part by the Company's CEO. The Company earned $337,241, in investment advisory fees and incurred $110,763 of investment consulting expense (net of reimbursed expenses of $5,266) pursuant to this arrangement for the year ended December 31, 2017. These amounts are included within investment advisory fees and commissions expense, respectively on the Consolidated Statement of Operations. As of December 31, 2017, the Company owed HTFS $10,543, which is included within commission payable on the Consolidated Statement of Financial Condition.

For the year ended December 31, 2017, the Company incurred approximately $18,000 of rent expense to Holmes and Turner, P.C. This amount is included in rent expense on the Consolidated Statement of Operations.

10. STOCKHOLDERS EQUITY

The Company repurchased 60 shares of common stock during the year ended December 31, 2017. 15 shares were purchased due to a retirement payment made on September 18, 2017, book value calculation April 30, 2017. 45 shares were accrued due to death as of December 31, 2017, book value calculation December 31, 2017. The liability is reflected in accounts payable and accrued on the Consolidated Statement of Financial Condition.

The Company discovered an error in the number of shares outstanding as part of the repurchase. The stock ledger had a duplicate entry that was corrected, during the year ended December 31, 2017. This adjustment is depicted on the accompanying Statement of Changes in Stockholders' Equity.

11. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2017

	SCHEDULE I
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 279,656
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Employee advances	(78,019)
Prepaid expenses	(28,230)
Furniture and equipment, net	(15,989)
Security deposits	(29,856)
Other assets	(8,739)
Haircut on securities computed pursuant to 15c3-1(f)	0
NET CAPITAL	$ 118,823
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued	$ 94,248
Commissions payable	146,135
Profit Sharing payable	38,968
Deferred rent payable	19,771
Deferred Revenue	279,000
Total aggregate indebtedness	$ 578,122
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 38,541
Excess net capital	80,282
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	61,011
Percentage of aggregate indebtedness to net capital	486.54%

There is no material difference in the above computation and the company's net capital as reported in the company's Part IIA (unaudited) FOCUS report as of December 31, 2017

The accompanying notes are an intergral part of these financial statements

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC
SUPPLEMENTARY SCHEDULES II & III
DECEMBER 31, 2017

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Cascade Financial Management, Inc.
and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC (the Company) as of December 31, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2017.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jerome Davies, CPA, P.C.

Jerome Davies, CPA, P.C.
Marietta, Georgia
February 26, 2018

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholders of
Cascade Financial Management, Inc.
and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (PCAOB). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, with the amount reported in Form SIPC-7 for the year ended December 31,2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jerome Davies, CPA, P.C.

Jerome Davies, CPA, P.C.
Marietta, Georgia
February 26, 2018

Cascade Financial Management Inc.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2017

We, as members of management of Cascade Financial Management Inc. (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception.

The Company is exempt from the provisions of 17 C.F.R §240. 15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and who promptly transmits all customer funds and securities to the clearing broker.

Cascade Financial Management Inc.

John Van Sant

John Van Sant
President